Exhibit 99.1

Harney Westwood & Riegels 3501 The Center 99 Queen’s Road Central Hong Kong Tel: +852 5806 7800 Fax: +852 5806 7810

8 August 2023	060328.0002

Listing Qualifications

The Nasdaq Stock Market LLC

9600 Blackwell Road

Rockville, MD 20850

United States of America

Dear Sir or Madam

NWTN Inc., an exempted company incorporated in the Cayman Islands (the Company)

We are attorneys-at-law qualified to practise in the Cayman Islands and have been asked to provide this legal opinion by the Company to you. The Company has advised us that it intends to follow its home country practice in lieu of certain requirements of the Nasdaq Stock Market Marketplace Rules, including Rules 5620, 5635, 5250(b)(3) and 5250(d), which are in force and effect on the date of this opinion (the Rules), as permitted under Rule 5615(a)(3)(A). In this opinion Companies Act means the Companies Act (As Revised) of the Cayman Islands.

For the purposes of giving this opinion, we have only examined the second amended and restated memorandum and articles of association of the Company as adopted by a special resolution passed on 13 March 2023 (the Restated M&A). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

Based solely upon the foregoing examinations and assumptions which we have not independently verified and having regard to legal considerations which we deem relevant, and subject to the qualifications set out herein, we are of the opinion that under the laws of the Cayman Islands:

1	The Companies Act does not require the Company to follow or comply with the requirements of the Rules, and the Company’s practice of following the provisions of the laws of the Cayman Islands and its Restated M&A in lieu of the Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands.

2	Based solely upon our review of the Restated M&A, the Restated M&A does not prohibit the Company from following its home country practice in lieu of the requirements of the Rules.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Stock Market Marketplace Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Stock

Market Marketplace Rules. We express no opinion as to matters of fact. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

The British Virgin Islands is Harneys Hong Kong office’s main jurisdiction of practice.

Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is an independently owned and controlled Jersey law firm.

Resident Partners: A Au │ M Chu │ JP Engwirda │ Y Fan │ P Kay │ MW Kwok │ IN Mann

R Ng │ATC Ridgers │ PJ Sephton

Anguilla │ Bermuda │ British Virgin Islands │ Cayman Islands Cyprus │ Hong Kong │ Jersey │ London │ Luxembourg Montevideo │ São Paulo │ Shanghai │ Singapore harneys.com

This opinion is rendered solely for your benefit. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully

/s/ Harney Westwood & Riegels

Harney Westwood & Riegels